Exhibit 99.1

REPORT OF VOTING RESULTS
Annual and Special Meeting of Holders of Trust Units
May 13, 2010

National Instrument 51-102 - Continuous Disclosure Obligations

MATTERS VOTED ON
ANNUAL MEETING MATTERS

Proxies Received
			Outcome of Vote	Votes For	Votes Withheld

1	.	The election of the following nominees as	Passed
directors of Provident Energy Ltd.
("Provident") to hold office until the close of
the next annual meeting or until their
successors are appointed:
		(a) John B. Zaozirny		64,786,226 (69.37%)	28,602,425 (30.63%)
		(b) Grant D. Billing		89,030,557 (95.33%)	4,358,535 (4.67%)
		(c) Hugh A. Fergusson		89,053,828 (95.36%)	4,334,824 (4.64%)
		(d) Randall J. Findlay		88,702,512 (94.98%)	4,686,140 (5.02%)
		(e) Norman R. Gish		88,888,712 (95.18%)	4,499,940 (4.82%)
		(f) Douglas Haughey		88,957,431 (95.26%)	4,431,221 (4.74%)
		(g) Bruce R. Libin		88,963,397 (95.26%)	4,425,254 (4.74%)
		(h)	Dr. Robert W. Mitchell	88,979,740 (95.28%)	4,408,912 (4.72%)
		(i)	M.H. (Mike) Shaikh	88,970,599 (95.27%)	4,418,053 (4.73%)
		(j) Jeffrey T. Smith		88,983,056 (95.28%)	4,405,596 (4.72%)

2	.	The appointment of PricewaterhouseCoopers	Passed	194,606,882	2,284,928
		LLP, Chartered Accountants, as auditors of		(98.84%)	(1.16%)
Provident Energy Trust (the "Trust") to hold
office until the close of the next annual
meeting.

3	.	The re-appointment of Computershare Trust	Passed	194,825,442	2,066,369 (1.05%)
		Company of Canada as trustee of the Trust		(98.95%)	(votes against)
until the next annual meeting.

SPECIAL MEETING MATTERS
Votes By Ballot
			Outcome of Vote	Votes For	Votes Against

1	.	The approval of amendments to the trust	Passed	76,091,149 (81.45%)	17,329,265 (18.55%)

indenture of the Trust to deal with the
transition to International Financial Reporting
Standards and to increase the quorum
requirements for unitholder meetings and the
approval of amendments to the by-laws of
Provident regarding quorum requirements for
directors meetings and to remove the
Chairman's casting vote in the event of a tie
vote.